Filed Pursuant to Rule 433

Dated July 16, 2012

Registration Statement No. 333-181236

Relating to

Preliminary Prospectus Supplement Dated July 16, 2012 to

Prospectus dated May 8, 2012

Federal Realty Investment Trust

3.00% Notes due 2022

Term sheet dated July 16, 2012

Issuer:	Federal Realty Investment Trust

Security:	3.00% Notes due 2022

Expected Ratings*: (Moody’s / S&P / Fitch)	Baa1/BBB+/A-

Aggregate Principal Amount:	$250,000,000

Trade Date:	July 16, 2012

Settlement Date:	July 19, 2012 (T+3)

Maturity Date:	August 1, 2022

Interest Payment Dates:	February 1 and August 1, beginning on February 1, 2013

Benchmark Treasury:	1.75% UST due May 15, 2022

Benchmark Treasury Price/Yield:	102-24+/1.447%

Spread to Benchmark Treasury:	+170 basis points

Yield to Maturity:	3.147%

Coupon (Interest Rate):	3.00% per year

Price to Public:	98.743% of principal amount, plus accrued interest, if any, from the Settlement Date

Redemption Provision:	At any time before 90 days prior to the maturity date, make-whole call based on U.S. Treasury plus 25 basis points (0.25%); if redeemed on or after 90 days prior to the maturity date, at 100% of the principal amount of the notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date

CUSIP/ISIN:	313747 AS6/US313747AS60

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. RBC Capital Markets, LLC

Co-Managers:

PNC Capital Markets LLC

Capital One Southcoast, Inc.

Deutsche Bank Securities Inc.

Raymond James & Associates, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the prospectus, when available, if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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